Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

October 29, 2010

By Fax and Edgar

Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax:           202-772-9349

Re: Havaya Corp.
Registration Statement on Form S-1 - Amendment No. 5
File No. 333-165083
Originally Filed February 26, 2010

Dear Mr. Mancuso:

Havaya Corp. (“Havaya”) acknowledges receipt of the letter dated October 25, 2010 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Fifth Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that Havaya is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Product Pricing, page 31

1.
We note your revised tabular disclosure in response to prior comment 6, including the significant projected operating cost/unit decreases beginning in 2012 for each of the six cost figures provided.  With a view to revised disclosure, please provide us with your sales projections and all other material assumptions used to derive your operating cost figures.

Response:  Revised.  We have revised page 31 of the document to include a tabular disclosure of our projected sales for the five years commencing in 2011.  In addition to the fact that any increase in sales would reduce the per unit operating cost, our operating cost figures were based on the assumption that there will be a decrease in most operational cost categories in our second year of operations, as compared to year 2011, since in our first year we will incur initial set-up costs which we do not expect to recur in the future.  Please see the Fifth Amended Draft.

Our Competition, page 31

2.	We note your response to prior comment 5 and reissue the comment. Please send us the information requested in comment 12 to our letter dated July 23, 2010.

Response:  In our initial response to comment 12 to your letter dated July 23, 2010, we inserted in the Third Amended Draft the web addresses of the internet sites from which we obtained information regarding the prices of our competitors who are selling similar products.  Thereafter, the SEC issued comment 5 in the letter dated September 14, 2010, instructing us to remove the web addresses from the Fourth Amended Draft.  Our current understanding of the SEC’s position is that we should provide a table, which appears below, listing the web addresses of the internet sites from which we have obtained information regarding the prices of our competitors who are selling similar products.

Name of Competitor	Source of Information	Web Address
Ultra-White Products, Inc.	Website of Ultra-White Products, Inc.	www.ultra-white.com
Pure White Smiles	Website of Pure White Smiles	www.purewhitesmiles.com/systems.asp
BriteSmile to Go	Website of BrightSmile to Go	www.britesmile.com/catalog/product_info.php?products_id=33
Bleach Pro Teeth Whitening Products	Website of Bleach Pro Teeth Whitening Products	www.bleachpro.com
Do-It-Yourself Store, LLC	Website of Do-It-Yourself Store, LLC	www.doityourselfstore.com/teeth_whitening.htm

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Teeth Whitening Web	Website of Teeth Whitening Web	www.teethwhiteningweb.com/teeth_whitening_products.html
Crest	Website of Crest, maintained by Proctor & Gamble Company	www.3dwhite.com/crest-products/teeth-whitening-systems.aspx (formerly, www.whitestrips.com/whitestrips-products/)
Dr. Collins	Website of Dr. Collins	www.amazon.com/Dr-Collins-Bleaching-Carbamide-Peroxide/dp/B0015AAMZW and www.drcollins.com/allwhitekits.asp
GO SMiLe, Inc.	Website of GO SMiLE, Inc.	www.gosmile.com/shop/whiten-your-teeth.html
Hollywood Smile U.S.A., Inc.	Website of Hollywood Smile U.S.A., Inc.	www.hollywoodsmilesusa.com/products/
Sapphire Professional Home Whitening System	Website of Just4Teeth.com	www.just4teeth.com/Sapphire-Whitening-System-22?sc=2&category=56356
Day White	Website of Just4Teeth.com	www.just4teeth.com/Discus-Dental-Day-White-38?sc=2&category=199
Rembrandt 2 Hour Whitening Kit	Webpage on the site maintained by Amazon.com, Inc. displaying the Rembrandt product for sale	www.amazon.com/Rembrandt-005879-2-Hour-Whitening-Kit/dp/B0000DGBI2
Nupro Gold – Tooth Whitening System	Website of Just4Teeth.com	www.just4teeth.com/NUPRO-WHITE-GOLD-Teeth-Whitening-Gel?sc=2&category=270

3.
Your response to prior comment  9 does not cite any legal authority for your conclusion regarding whether you must file the consent of the researchers you cite; therefore, we reissue that part of the comment.

Response:                      According to Rule 436, if a portion of the report or opinion of an expert or counsel is quoted or summarized as such in the registration statement, the written consent of the expert or counsel shall be filed as an exhibit to the registration statement.  Similarly, Section 7 of the Securities Act provides that a consent is required from any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him, who prepared or certified a report or valuation for use in connection with the registration statement.  The studies referenced in our registration statement are not included in the registration statement as a report or opinion of an expert, and the studies were not prepared for use in connection with the registration statement.  The studies referenced were not performed at our request or for our use, and do not relate directly to our company or to our product.  We simply cited these studies to enhance our disclosure relating to the degree of whitening achieved by different products and the number of uses to achieve optimal results, in accordance with the SEC’s request in its prior comment letter.  The studies are publicly available and in the public domain.  Since we are not presenting these studies as “expert opinions,” and since the studies were not prepared in connection with the registration statement, we believe that we are not required to file a consent.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Exhibit 23.1

4.
Please have your auditors revise their audit consent to reference the financial statements periods consistent with those in their audit report.  For example, your accountants’ audit report includes an audit opinion for the period ended June 30, 2009, as well as for the period ended June 30, 2010.  Please revise accordingly.

Response:  Revised.  We have filed our auditors’ revised audit consent referencing the financial statements periods consistent with those in their audit report.

Exhibit 99.1

5.
The consent that you file should make clear that the source of your disclosure consents to the information as you have included it in your prospectus.  This exhibit appears to indicate merely that the source of data gives you permission to use data, but it is also unclear whether the consent addresses the data actually in your disclosure.  Also, the exhibit should clearly show that the source of the data consents to being named in your registration statement, and the consent should be dated.  Please file a revised consent accordingly.

Response:  Revised.  We have filed a revised, dated consent from National TV Spots, Inc. indicating that it consents to the disclosure of the information as we have included it in our prospectus, and to the disclosure of its name in our prospectus.

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact at Tel: 1-800-878-5756.

Sincerely, Avraham Grundman, President and Treasurer Havaya Corp.

VIA EDGAR
cc:     Joseph McCann, Securities and Exchange Commission, Division of Corporation Finance -Edgar